                                                             EXHIBIT (a)(5)(xii)

CONTACT:   MEDIA INQUIRIES:                          FOR IMMEDIATE RELEASE
           Frank Pollare                             Moved On PR Newswire
           Director, Public Information              October 30, 2000
           Corporate
           310.615.1601
           fpollare@csc.com

           FINANCIAL ANALYSTS:                       SHAREHOLDERS:
           Bill Lackey                               Morrow & Co.
           Director, Investor Relations              800.566.9061
           Corporate                                 jferguso@morrowco.com
           310.615.1700
           blackey3@csc.com


               CSC EXTENDS TENDER OFFER FOR MYND, FORMERLY POLICY
                               MANAGEMENT SYSTEMS

       EL SEGUNDO, Calif., Oct. 30 -- Computer Sciences Corporation (NYSE: CSC) today announced that its $16 per share cash tender offer for Mynd Corporation (NYSE: YND), formally known as Policy Management Systems Corporation, will be extended until 11:59 p.m., Eastern Standard Time, on November 24, 2000.

       As previously announced, CSC and Mynd received a second request for information concerning the tender offer under the Hart-Scott-Rodino Antitrust Improvements Act, and they are currently in the process of responding to the request. CSC and Mynd have agreed to extend the tender offer until November 24 because they believe the Federal Trade Commission may finish its review of the transaction by that date. CSC remains confident it will complete the transaction.

       As of the close of business on October 27, approximately 22,862,227 Mynd shares, representing approximately 64 percent of the total outstanding, had been validly tendered into the offer.

       Morrow & Co., Inc. is the information agent for the tender offer and Goldman, Sachs & Co. is the dealer manager.

                                     -more-

       Computer Sciences Corporation - page 2                   October 30, 2000

About CSC

       Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

       Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With more than 60,000 employees in locations worldwide, CSC had revenues of $9.6 billion for the twelve months ended June 30, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.

                                       -0-